Filed Pursuant to Rule 424(b)(3)
File No.: 333-91972
PROSPECTUS
ADC TELECOMMUNICATIONS, INC.
ADCInvestDirect
Direct Stock Purchase Plan
142,857 Shares of Common Stock

      Our Direct Stock Purchase Plan provides you with a convenient and economical way of purchasing shares of ADC common stock without a broker at low transaction costs.
      You may also transfer shares easily or sell your shares at low cost.
      The Plan may purchase ADC common stock directly from ADC or on the open market, as periodically determined by ADC. The purchase price for shares purchased in the open market will be the weighted average price at which the shares are actually purchased by the Plan Administrator. The purchase price of shares purchased from ADC will be the average of the high and low sale prices quoted on the NASDAQ National Market on the date of purchase.
      Our common stock is traded on The NASDAQ National Market® under the symbol “ADCT.” On January 24, 2006, the last sale price of our common stock as reported on The NASDAQ National Market was $25.02 per share.
      A summary of important Plan features is contained on page 1 of this prospectus. A complete description of the Plan begins on page 12 of this prospectus.

Please read this prospectus carefully before investing and
retain it for your future reference.

      Investment in our securities involves a number of risks. See section titled “Risk Factors” beginning on page 2 to read about certain factors you should consider before buying our securities.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, Minnesota 55344-2252
(952) 938-8080
The date of this prospectus is January 27, 2006.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information that is different. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct at any time subsequent to the date hereof.

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A SUMMARY OF IMPORTANT PLAN FEATURES

•	Current Shareowners — If you are a registered holder of ADC common stock, you may participate in the Plan by completing and returning a Plan Authorization Form. If you own ADC common stock, but your shares are held by a bank or broker in its name (i.e., “street name”), you will need to either withdraw your shares from your brokerage account and register them in your own name or enroll in the Plan in the same manner as a new shareowner.

•	Open to Nonshareowners — If you currently do not own shares of ADC common stock, you may enroll in the Plan by completing and returning a Plan Authorization Form, paying a one-time account set-up fee of $10, and either making an initial investment of at least $500 or authorizing automatic monthly cash investments of at least $50.

•	Investments — You may make investments in common stock of a minimum of $50 per investment up to an aggregate of $250,000 per year. Investments may be made by automatic monthly electronic funds transfer or by check or money order at weekly or less frequent intervals, whichever you prefer.

•	Full Investment of Plan Funds — Funds invested in the Plan are fully invested through the purchase of fractional shares, as well as full shares.

•	Fees — There are certain enrollment, transaction and service fees associated with the Plan, which we describe further in this prospectus.

•	Account Statements — Account statements detailing your Plan activities are mailed to you following each Plan transaction.

•	Plan Administrator — The Plan Administrator is:

Computershare Trust Company, Inc
Attention: ADCInvestDirect
P.O. Box A3309
Chicago, IL 60690-3309
OUR BUSINESS
      We are a leading global provider of communications network infrastructure solutions and services. Our products and services provide connections for communications networks over copper, fiber, coaxial and wireless media and enable the use of high-speed Internet, data, video and voice services by residences, businesses and mobile communications subscribers. Our products include fiber optic, copper and coaxial based frames, cabinets, cables, connectors, cards and other physical components essential to enable the delivery of communications for wireline, wireless, cable, and broadcast networks by service providers and enterprises. Our products also include network access devices such as high-bit-rate digital subscriber line and wireless coverage solutions. Our products are primarily used in the “last mile/kilometer” portion of networks. This network of copper, coaxial cable, fiber lines, wireless facilities and related equipment link voice, video and data traffic from the end-user of the communications service to the serving office of our customer. In addition, we provide professional services relating to the design, equipping and building of networks. The provision of such services also allows us additional opportunities to sell our hardware products, thereby complementing our hardware business.
      Our customers include local and long-distance telephone companies, private enterprises that operate their own networks, cable television operators, wireless service providers, new competitive service providers, broadcasters, governments, system integrators and communications equipment manufacturers and distributors. We offer broadband connectivity systems, enterprise systems, wireless transport and coverage optimization systems, business access systems and professional services to our customers through the following two reportable business segments:

•	Broadband Infrastructure and Access; and

•	Professional Services (previously known as Integrated Solutions).
      Our Broadband Infrastructure and Access business provides network infrastructure products for wireline, wireless, cable, broadcast and enterprise network applications. These products consist of:

•	connectivity systems and components that provide the infrastructure to networks to connect Internet, data, video and voice services over copper, coaxial and fiber-optic cables; and

•	access systems used in the last mile/kilometer of wireline and wireless networks to deliver high-speed Internet, data and voice services.
      Our Professional Services business provides integration services for broadband, multiservice communications over wireline, wireless, cable and enterprise networks. Professional services are used to plan, deploy and maintain communications networks that deliver Internet, data, video and voice services.
      We were incorporated in Minnesota in 1953 as Magnetic Controls Company. We adopted our current name in 1985. Our world corporate headquarters are located at 13625 Technology Drive, Eden Prairie, Minnesota 55344-2252, and our telephone number is (952) 938-8080. The address of our web site is www.adc.com.
RISK FACTORS
      Our business faces many risks, all of which may not be described below. Additional risks of which we are currently unaware or believe to be immaterial may also result in events that could impair our business operations. If any of the events or circumstances described in the following risks actually occur, our business, financial condition or results of operations may suffer, and the trading price of our common stock could decline.
Risks Related to Our Business

Our operating results were adversely affected by the significant downturn in the communications equipment industry and the slowdown in the United States economy that occured generally from 2001-2003, and there can be no assurance that we will consistently maintain operating profitability in the future.
      Our operating results during fiscal 2001, 2002 and 2003 were significantly impacted by the substantial downturn in the telecommunications equipment industry. We incurred significant losses from continuing operations in our fiscal years 2001, 2002 and 2003. While we returned to profitability in fiscal 2004 and are currently profitable, it is not clear that we will be able to continue to achieve revenue and gross margin levels needed to sustain profitability. Further, the increase in our 2004 revenue was primarily because of our acquisition of KRONE in May 2004.
      During this downturn, many of our customers reduced their equipment purchases and deferred capital spending. Our customers are dependent on the level of end-user demand for communications services, and they are likely to defer significant network expansions when they do not believe there is significant demand for greater Internet, data, video and voice services. During the downturn of the telecommunications industry that occurred in our fiscal years 2001, 2002 and 2003, some of our customers experienced serious financial difficulties, including bankruptcy filings or cessation of operations.
      The general slowdown in the United States economy in the early part of this decade negatively impacted our business and operating results. If general economic conditions in the United States and globally do not continue to improve, and especially if they worsen, we may experience material adverse effects on our business, financial condition and results of operations. Further, when our customers announce spending initiatives that might positively impact sales of one or more of our products, it is possible these customers contemporaneously will reduce spending in a manner that would negatively impact one or more of our other products.

Shifts in our product mix may result in declines in our gross margin.
      Our gross margins vary among our product groups and have fluctuated from quarter to quarter as a result of shifts in product mix (that is, how much of each product type we sell in any particular quarter), the introduction of new products, decreases in average selling prices and our ability to reduce manufacturing and other costs. We expect such fluctuation in gross profit to continue in the future. Both KRONE and FONS historically sold certain products at margins lower than the margins at which the majority of our products sold. The integration of KRONE has negatively impacted our gross profit margins, and it is likely that the integration of FONS will do so as well. In addition, our gross margins could decrease based on the amount of new products we sell that have lower startup gross margins.

We are becoming increasingly dependent on significant capital deployment initiatives driven by our customers.
      Increasingly our business is focused upon the sale of products serving significant customer initiatives for increased broadband capabilities deep into their networks. Examples of products serving these initiatives include our FTTX products, wireless coverage solutions and products used in enterprise networks. These products generally are utilized outside the central offices, where we traditionally sold most of our products, of our customer and often are deployed in connection with the construction of specific network projects. To date, our experience has been that the deployment of capital for such network projects is driven by our customers’ priorities and the needs of specific projects. For this reason, the demand for our products can fluctuate significantly from quarter to quarter. In addition, the competition to sell our products can be very intense as the projects often utilize new products that are not incumbent to networks. The continued sale of these products by us will also be contingent upon the continued build-out by our customers of networks that utilize these products and the acceptance of our products into such networks. We cannot assure that these deployments will continue or that our products will be selected for these deployments on a consistent basis.

Consolidation among our customers could result in our losing a customer or experiencing a slowdown as integration takes place.
      We believe there likely will be continued consolidation among our customers in order for them to increase market share, diversify product portfolios and achieve greater economies of scale. Consolidation may impact our business as our customers focus on integrating their operations. We believe that in certain instances customers engaged in integrating large-scale acquisitions may scale back their purchases of network equipment while the integration is ongoing. Further, once consolidation occurs, our customers may choose to pare down the number of vendors they use to source their equipment, although we have not yet seen this impact. After a consolidation occurs, there can be no assurance that we will continue to supply equipment to the surviving communications service provider. The impact of significant mergers on our business is likely to be unclear until sometime after such transactions have closed.

Our sales could be negatively impacted if one or more of our key customers substantially reduces orders for our products.
      Our customer base is relatively concentrated, with our top ten customers accounting for 42.7%, 46.9%, and 56.7% of net sales for fiscal years 2005, 2004, and 2003, respectively. While our acquisition of KRONE diversified our customer base, our recent acquisitions of FONS may have the effect of mitigating some of this diversification. If we lose a significant customer for any reason, including consolidation among our customer base, our sales and gross margins would be negatively impacted. Further, in the product areas where we believe the potential for revenue growth is most pronounced (e.g., FTTX initiatives and wireless products), our sales remain highly concentrated with the major telephone companies. The loss of sales due to a decrease in orders from a key customer could require us to record additional impairment and restructuring charges or exit a particular business or product line.

In the aftermath of Hurricane Katrina, we may experience a change in the sales of our products and services.
      We sell our products and services to customers operating in some of the areas hardest hit by Hurricane Katrina. Communications networks have been impacted adversely, along with other infrastructure in this area. Although we are not certain about the effect that Hurricane Katrina may have on sales of our products and services, it is possible that we will experience slower sales in the near term while affected customers work to stabilize their networks and normalize operations. Moving forward, there may also be a temporary upturn in our sales as our customers work to replace damaged or destroyed network elements in the areas impacted by the hurricane. Conversely, our sales could decrease as our customers divert money from other parts of their budgets to spend on rebuilding.

Our market is subject to rapid technological change, and to compete effectively, we must continually introduce new products that achieve market acceptance.
      The communications equipment industry is characterized by rapid technological changes, evolving industry standards, changing market conditions and frequent new product and service introductions and enhancements by our competitors. The introduction of products using new technologies or the adoption of new industry standards can make our existing products or products under development obsolete or unmarketable. For example, it is possible that FTTX initiatives may negatively impact sales of non-fiber products. In order to grow and remain competitive, we will need to adapt to these rapidly changing technologies, to enhance our existing solutions and to introduce new solutions to address our customers’ changing demands.
      We may not accurately predict technological trends or the success of new products in the communications equipment market. New product development often requires long-term forecasting of market trends, development and implementation of new technologies and processes and a substantial capital commitment. In addition, we do not know whether our products and services will meet with market acceptance or be profitable. Many of our competitors have greater engineering and product development resources than we do. Although we expect to continue to invest substantial resources in product development activities, our efforts to achieve and maintain profitability will require us to be more selective and focused with our research and development expenditures. If we fail to anticipate or respond in a cost-effective and timely manner to technological developments, changes in industry standards or customer requirements, or if we have any significant delays in product development or introduction, our business, operating results and financial condition could be materially adversely affected.

Strategic changes to our product portfolio may not yield the benefits that we expect.
      In connection with the downturn in the communications industry, we divested or ceased operating numerous product lines and businesses that either were not profitable or did not match our new strategic focus. We may make further divestitures or closures of product lines and businesses. In addition, we have recently made acquisitions that we believe are aligned with our current strategic focus.
      The impact of potential changes to our product portfolio and the effect of such changes on our business, operating results and financial condition are evolving and not fully known at this time. If we acquire other businesses in our areas of strategic focus, we may have difficulty assimilating these businesses and their products, services, technologies and personnel into our operations. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results and financial condition. Furthermore, we may not be able to retain key management, technical and sales personnel after an acquisition. In addition to these integration risks, if we acquire new businesses, we may not realize all of the anticipated benefits of these acquisitions.

Divestitures or elimination of existing businesses or product lines could also have disruptive effects and may cause us to incur material expenses.

If we are unable to garner customer support for our combined portfolio following the FONS acquisition, we may not be able to realize the gains we anticipated.
      Both ADC and FONS rely heavily on the business generated from one customer for a large percentage of sales in the FTTX space. If this particular customer decreases the amount of products it purchases, or seeks out additional suppliers for products rather than allowing us to consolidate the combined revenue share of both ADC and FONS, the efficiencies that we projected with this acquisition may not materialize.

If we seek to secure additional financing, we may not be able to obtain it. Also, if we are able to secure additional financing, our shareowners may experience dilution of their ownership interest or we may be subject to limitations on our operations.
      We currently anticipate that our available cash resources, which include existing cash, cash equivalents and available-for sale securities, will be sufficient to meet our anticipated needs for working capital and capital expenditures to execute our near-term business plan, based on current business operations and economic conditions. If our estimates are incorrect and we are unable to generate sufficient cash flows from operations, we may need to raise additional funds. In addition, if one or more of our strategic acquisition opportunities exceeds our existing resources, we may be required to seek additional capital. We do not currently have any significant available lines of credit or other significant credit facilities, and we are not certain that we can obtain commercial bank financing on acceptable terms. If we raise additional funds through the issuance of equity or equity-related securities, our shareowners may experience dilution of their ownership interests and the newly issued securities may have rights superior to those of common stock. See “Risks Related to our Common Stock” below. If we raise additional funds by issuing debt, we may be subject to restrictive covenants that could limit our operating flexibility and interest payments could dilute earnings per share.

Our industry is highly competitive and subject to significant downward pricing pressure for our products.
      Competition in the communications equipment and related services industry is intense. We believe our success in competing with other manufacturers of communications equipment products and related services will depend primarily on our engineering, manufacturing and marketing skills, the price, quality and reliability of our products, our delivery and service capabilities and our control of operating expenses. We have experienced and anticipate greater pricing pressures from current and future competitors as well as our customers. Our industry is currently characterized by many vendors pursuing relatively few and very large customers, which provides our customers with the ability to exert significant pressure on their suppliers, both in terms of pricing and contractual terms. Many of our competitors have more extensive engineering, manufacturing, marketing, financial and personnel resources than we do. As a result, other competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements, or offer more aggressive price reductions.

Possible consolidation among our competitors could result in a loss of sales.
      We expect to see continued consolidation among communication equipment vendors. This could result in our competitors becoming financially stronger and obtaining broader product portfolios. It is possible that such consolidation could lead to a loss of sales for us as our competitors increase their resources through consolidation.

Our operating results fluctuate significantly, and if we miss quarterly financial expectations, our stock price could decline.
      Our operating results are difficult to predict and may fluctuate significantly from quarter to quarter. It is likely that our operating results in some periods will be below investor expectations. If this happens, the market price of our common stock is likely to decline. Fluctuations in our future quarterly earnings may be caused by many factors, including without limitation:

•	the volume and timing of orders from and shipments to our customers;

•	work stoppages and other developments affecting the operations of our customers;

•	the timing of and our ability to obtain new customer contracts and sales recognition;

•	the timing of new product and service announcements;

•	the availability of products and services;

•	the overall level of capital expenditures by our customers;

•	market acceptance of new and enhanced versions of our products and services;

•	variations in the mix of products and services we sell;

•	the location and utilization of our production capacity and employees; and

•	the availability and cost of key components.
      Our expense levels are based in part on expectations of future revenues. If revenue levels in a particular period are lower than expected, our operating results will be affected adversely.
      In addition, prior to fiscal 2001 and during fiscal 2004, our operating results were subject to seasonal factors. We historically had stronger demand for our products and services in our fourth fiscal quarter ending October 31. Conversely, we typically experienced weaker demand for our products and services in the first fiscal quarter, primarily as a result of the number of holidays in late November, December and early January, the development of annual capital budgets by our customers, as well as a general industry slowdown, during that period. In our fourth fiscal quarter of 2005, we did not experience this historical pattern of seasonality, primarily because of less predictable spending patterns for our FTTX and wireless products.

The regulatory environment in which our customers operate is changing.
      Although our business is not subject to a significant amount of direct regulation, the communications service industry in which our customers operate is subject to significant and evolving federal and state regulation in the United States as well as regulation in other countries. The United States Telecommunications Act of 1996 (the “Act”) lifted certain restrictions on the ability of companies, including the major telephone companies and other ADC customers, to compete with one another. The Act also made other significant changes in the regulation of the telecommunications industry. These changes generally increased our opportunities to provide solutions for our customers’ Internet, data, video and voice needs. The established telecommunications providers have stated that some of these changes have diminished the profitability of additional investments made by them in their networks, which reduces their demand for our products. Recently, however, the Federal Communications Commission (“FCC”) ended the practice of forced “line-sharing”, which means that major telephone companies are no longer legally mandated to lease space to DSL resellers. This ruling also included language allowing major telephone companies to maintain sole ownership of newly built networks that include fiber deployment (i.e., FTTX). While it is anticipated that this ruling will benefit us, there can be no assurance that it will have any impact on sales of our products.
      Additional regulatory changes affecting the communications industry are anticipated both in the United States and internationally. A European Union directive on waste electrical and electronic equipment (“WEEE”) and the restriction of hazardous substances (“RoHS”) in such equipment is in the process of being implemented in member states. The directive sets a framework for producers’ obligations in relation to manufacturing (including the amounts of named hazardous substances contained in products sold), labeling, and treatment, recovery and recycling of electronic products in the European Union. We have established policies and procedures to comply with these directives as they are implemented in various member states. Detailed regulations on practices and procedures related to WEEE and RoHS are evolving in member states.
      These changes could affect our customers and alter demand for our products. Recently announced or future changes could also come under legal challenge and be altered, thereby reversing the effect of such regulations or changes and the impact we expected. In addition, competition in our markets could intensify as the result of changes to existing or new regulations. Accordingly, changes in the regulatory environment could adversely affect our business and results of operations.

Customer payment defaults could have an adverse effect on our financial condition and results of operations.
      As a result of adverse conditions in the communications market, some of our customers have experienced and may continue to experience serious financial difficulties. In some cases these difficulties have resulted or may result in bankruptcy filings or cessation of operations. If customers experiencing financial problems default on paying amounts owed to us, we may not be able to collect these amounts or recognize expected revenue. It is possible those customers from whom we expect to derive substantial revenue will default or that the level of defaults will increase. Any material payment defaults by our customers would have an adverse effect on our results of operations and financial condition.
      Some of our competitors engage in financing transactions with some of their customers for the purchase of equipment. To remain competitive, it may become necessary for us to offer similar financing arrangements. If such financings occur, it would be our intent to sell all or a portion of these commitments and outstanding receivables to third parties. In the past, we have sold some receivables with recourse and have had to compensate the purchaser for the related losses.

Conditions in global markets could affect our operations.
      Our sales outside the United States accounted for approximately 45.4%, 39.5%, and 24.8% of our net sales in fiscal 2005, 2004, and 2003, respectively. We expect non-U.S. sales to remain a significant percentage of net sales in the future. In addition to sales and distribution in numerous countries, we own or lease operations located in Australia, Austria, Belgium, Brazil, Canada, Chile, France, Germany, Hungary, India, Indonesia, Ireland, Italy, Japan, Malaysia, Mexico, New Zealand, Norway, Philippines, Puerto Rico, Russia, Singapore, South Africa, South Korea, Spain, Sweden, Taiwan, Thailand, the United Arab Emirates, the United Kingdom, the United States, Venezuela and Vietnam. Due to our non-U.S. sales and our non-U.S. operations, we are subject to the risks of conducting business globally. These risks include, without limitation:

•	local economic and market conditions;

•	political and economic instability;

•	unexpected changes in or impositions of legislative or regulatory requirements;

•	fluctuations in foreign currency exchange rates;

•	tariffs and other barriers and restrictions;

•	longer payment cycles;

•	difficulties in enforcing intellectual property and contract rights;

•	greater difficulty in accounts receivable collection;

•	potentially adverse taxes; and

•	the burdens of complying with a variety of non-U.S. laws and telecommunications standards.
      We also are subject to general geopolitical and environmental risks, such as terrorism, political and economic instability, changes in the costs of key resources such as oil, changes in diplomatic or trade relationships and natural disasters. Economic conditions in many of the non-U.S. markets in which we do business represent significant risks to us.
      We cannot predict whether our sales and business operations in these markets will be affected adversely by these conditions.
      Instability in non-U.S. markets, which we believe is most likely to occur in the Middle East, Asia and Latin America, could have a negative impact on our business, financial condition and operating results. The wars in Afghanistan and Iraq and other turmoil in the Middle East and the global war on terror also may have negative effects on the operating results of some of our businesses. In addition to the effect of global economic instability on non-U.S. sales, sales to United States customers having significant non-U.S. operations could be impacted negatively by these conditions.

Our intellectual property rights may not be adequate to protect our business.
      Our future success depends in part upon our proprietary technology. Although we attempt to protect our proprietary technology through patents, trademarks, copyrights and trade secrets, these protections are limited. Accordingly, we cannot predict whether such protection will be adequate, or whether our competitors can develop similar technology independently without violating our proprietary rights. In addition, rights that may be granted under any patent application in the future may not provide competitive advantages to us. Intellectual property protection in foreign jurisdictions may be limited or unavailable. In addition, many of our competitors have substantially larger portfolios of patents and other intellectual property rights than us.
      As the competition in the communications equipment industry intensifies and the functionality of the products further overlaps, we believe that companies are becoming increasingly subject to infringement claims. We have received and may continue to receive notices from third parties, including some of our competitors, claiming that we are infringing third-party patents or other proprietary rights. We have also asserted certain of our patents against third parties. We cannot predict whether we will prevail in any litigation over third-party claims, or whether we will be able to license any valid and infringed patents on commercially reasonable terms. It is possible that unfavorable resolution of such litigation could have a material adverse effect on our business, results of operations or financial condition. Any of these claims, whether with or without merit, could result in costly litigation, divert our management’s time, attention and resources, delay our product shipments or require us to enter into royalty or licensing agreements, which could be expensive. A third party may not be willing to enter into a royalty or licensing agreement on acceptable terms, if at all. If a claim of product infringement against us is successful and we fail to obtain a license or develop or license non-infringing technology, our business, financial condition and operating results could be affected adversely.

We are dependent upon key personnel.
      Like all technology companies, our success is dependent on the efforts and abilities of our employees. Our ability to attract, retain and motivate skilled employees is critical to our success. In addition, because we may acquire one or more businesses in the future, our success will depend, in part, upon our ability to retain and integrate our own personnel with personnel from acquired entities who are necessary to the continued success or the successful integration of the acquired businesses.
      Our recent initiatives to focus our business on core operations and products by restructuring and streamlining operations, including substantial reductions in our workforce, have created uncertainty on the part of our remaining employees regarding future employment with us. This uncertainty, together with our recent past history of operating losses and general industry uncertainty, may have an adverse effect on our ability to retain and attract key personnel.

Internal Controls.
      Although we have now completed the documentation and testing of the effectiveness of our internal control over financial reporting for fiscal 2005, as required by Section 404 of the Sarbanes-Oxley Act of 2002, we expect we will have to incur continuing costs, including increased accounting fees and increased staffing levels, in order to maintain compliance with that section of the Sarbanes-Oxley Act. Further, if we complete acquisitions in the future, our ability to integrate operations of the acquired company could impact our compliance with Section 404. In the future, if we fail to complete the Sarbanes-Oxley 404 evaluation in a timely manner, or if our independent registered public accounting firm cannot attest in a timely manner to our evaluation or to the efficacy of our internal controls, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

Integration of Key Finance Employees.
      In recent weeks, we have hired many new employees in our internal finance and accounting staff. Until such personnel become familiar with our operations, our ability to maintain effective internal controls over financial reporting could be impaired.

Product defects could cause us to lose customers and revenue or to incur unexpected expenses.
      If our products do not meet our customers’ performance requirements, our customer relationships may suffer. Also, our products may contain defects. Any failure or poor performance of our products could result in:

•	delayed market acceptance of our products;

•	delayed product shipments;

•	unexpected expenses and diversion of resources to replace defective products or identify and correct the source of errors;

•	damage to our reputation and our customer relationships;

•	delayed recognition of sales or reduced sales; and

•	product liability claims or other claims for damages that may be caused by any product defects or performance failures.
      Our products are often critical to the performance of communications systems. Many of our supply agreements contain limited warranty provisions. If these contractual limitations are unenforceable in a particular jurisdiction or if we are exposed to product liability claims that are not covered by insurance, a successful claim could harm our business.

We may encounter difficulties obtaining raw materials and supplies needed to make our products and the prices of these materials and supplies are subject to fluctuation.
      Our ability to produce our products is dependent upon the availability of certain raw materials and supplies. The availability of these raw materials and supplies is subject to market forces beyond our control. From time to time, there may not be sufficient quantities of raw materials and supplies in the marketplace to meet the customer demand for our products. In addition, the costs to obtain these raw materials and supplies are subject to price fluctuations because of global market demands. Further, some raw materials or supplies may be subject to regulatory actions, which may affect available supplies. Many companies utilize the same raw materials and supplies in the production of their products as we use in our products. Companies with more resources than our own may have a competitive advantage in obtaining raw materials and supplies due to greater purchasing power. Reduced supply and higher prices of raw materials and supplies may affect our business, operating results and financial condition adversely.

We rely upon our contract manufacturing relationships.
      We have significant reliance on contract manufacturers to make certain of our products on our behalf. If these contract manufacturers do not fulfill their obligations to us, or if we do not properly manage these relationships, our existing customer relationships may suffer. We may outsource additional functions in the future.

We may encounter litigation that has a material impact on our business.
      We are a party to various lawsuits, proceedings and claims arising in the ordinary course of business or otherwise. Many of these disputes may be resolved amicably without resort to formal litigation. The amount of monetary liability resulting from the ultimate resolution of these matters cannot be determined at this time. As of October 31, 2005, we had recorded approximately $8.4 million in loss reserves for certain of these matters. In light of the reserves we have recorded, at this time we believe the ultimate resolution of these lawsuits, proceedings and claims will not have a material adverse impact on our business, results of operations or financial condition. Because of the uncertainty inherent in litigation, it is possible that unfavorable resolutions of these lawsuits, proceedings and claims could exceed the amount currently reserved and could have a material adverse affect on our business, results of operations or financial condition.

We are subject to risks associated with changes in commodity prices, interest rates, security prices, and foreign currency exchange rates.
      We face market risks from changes in certain commodity prices, security prices and interest rates. Market fluctuations could affect our results of operations and financial condition adversely. At times, we reduce this risk through the use of derivative financial instruments. However, we do not enter into derivative instruments for the purpose of speculation.
      Also, we are exposed to market risks from changes in foreign currency exchange rates. From time to time, we hedge our foreign currency exchange risk. The objective of this program is to protect our net monetary assets and liabilities in non-functional currencies from fluctuations due to movements in foreign currency exchange rates. We attempt to minimize exposure to currencies in which hedging instruments are unavailable or prohibitively expensive by managing our operating activities and net assets position. As a result of our increased international exposure due to the KRONE acquisition, we may expand our foreign currency hedging program in the future. At October 31, 2005, the principal currency for which we have implemented a hedging strategy is the Australian dollar.
Risks Related to Our Common Stock

Our stock price is volatile.
      Based on the trading history of our common stock and the nature of the market for publicly traded securities of companies in our industry, we believe that some factors have caused and are likely to continue to cause the market price of our common stock to fluctuate substantially. These fluctuations could occur from day-to-day or over a longer period of time. The factors that may cause such fluctuations include, without limitation:

•	announcements of new products and services by us or our competitors;

•	quarterly fluctuations in our financial results or the financial results of our competitors or our customers;

•	customer contract awards to us or our competitors;

•	increased competition with our competitors or among our customers;

•	consolidation among our competitors or customers;

•	disputes concerning intellectual property rights;

•	the financial health of ADC, our competitors or our customers;

•	developments in telecommunications regulations;

•	general conditions in the communications equipment industry;

•	general economic conditions in the U.S. or internationally; and

•	rumors or speculation regarding ADC’s future business results and actions.
      In addition, stocks of companies in our industry in the past have experienced significant price and volume fluctuations that are often unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of our common stock.

We have not in the past and do not intend in the foreseeable future to pay cash dividends on our common stock.
      We have not in the past and currently do not pay any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to finance our operations and for general corporate purposes.

Anti-takeover provisions in our charter documents, our shareowner rights plan and Minnesota law could prevent or delay a change in control of our company.
      Provisions of our articles of incorporation and bylaws, our shareowner rights plan (also known as a “poison pill”) and Minnesota law may discourage, delay or prevent a merger or acquisition that a shareowner may consider favorable and may limit the market price for our common stock. These provisions include the following:

•	advance notice requirements for shareowner proposals;

•	authorization for our Board of Directors to issue preferred stock without shareowner approval;

•	authorization for our Board of Directors to issue preferred stock purchase rights upon a third party’s acquisition of 15% or more of our outstanding shares of common stock; and

•	limitations on business combinations with interested shareowners.
      Some of these provisions may discourage a future acquisition of ADC even though our shareowners would receive an attractive value for their shares or a significant number of our shareowners believe such a proposed transaction would be in their best interest.

DESCRIPTION OF THE PLAN
Purposes
      The ADCInvestDirect plan provides you with a convenient and economical method of systematically increasing your ownership interest in ADC through purchases of ADC common stock. We may use the Plan to raise capital for general corporate purposes through the sale to you of authorized but unissued common stock.
Considerations
      You should consider the following before you decide to participate in the Plan:

•	Transaction Fees — You pay $0.05 for each share of common stock purchased for your Plan account in open market transactions. You pay $0.15 for each share of common stock sold under the Plan. We expect that generally all Plan purchases and sales will be affected in open market transactions.

•	Service Fees — You also pay a service fee as described in this prospectus for some Plan transactions, whether or not the transactions are effected in open market transactions.

•	Investment Timing; Price Risks — Because the prices at which Plan shares are purchased are determined as of specified dates or as of dates otherwise beyond your control, you may lose certain advantages otherwise available to you in being able to select the timing of your investments. For example, because the price charged to you for shares purchased in the open market or in negotiated transactions is the weighted average price at which the shares are actually purchased over a period of up to five days following an investment, you may pay a higher price for shares purchased under the Plan than for shares purchased on the investment date outside of the Plan.

•	No Interest Paid — No interest is paid on your cash investments pending their investment in common stock.
Administration
      As of the date of this prospectus, Computershare Trust Company, Inc administers the Plan. As Plan Administrator, Computershare is responsible for the clerical and ministerial administration of the Plan, including receiving your investments, forwarding funds received from you or on your behalf to a registered broker/ dealer for purchases of common stock, issuing statements of Plan account activities and performing certain other administrative duties related to the Plan. You may contact the Plan Administrator by writing to:

Computershare Trust Company, Inc.
Attention: ADCInvestDirect
Post Office Box A3309
Chicago, IL 60690-3309
or by calling the Plan Administrator toll free at 1-800-929-6782 or 1-312-360-5209 between 8:30 a.m. and 5:00 p.m., central time, on any business day. Written communications may also be sent to the Plan Administrator by telefax at 1-312-601-4335.
      The Plan Administrator is responsible for purchasing and selling shares of common stock for your Plan account, including the selection of the broker or dealer through which Plan purchases and sales are made. ADC has no control over the times or prices at which the Plan Administrator purchases shares in the open market or the selection of the broker or dealer used by the Plan Administrator for the purchases.

Forms
      Plan Authorization Form. A Plan Authorization Form is used to enroll in the Plan and, at the time of enrollment, authorize electronic funds transfers. A Plan Authorization Form is enclosed with this prospectus.
      Plan Transaction Form. A Plan Transaction Form is used to make investments, transfer or sell your Plan shares, and terminate your participation in the Plan. A Plan Transaction Form is attached to each account statement mailed to you.
      ACH Enrollment Form. An ACH Enrollment Form is used to change or establish electronic funds transfers after enrollment, change the amount of or terminate your electronic funds transfers or change your record address.
      All forms can be obtained from the Plan Administrator upon request.
Eligibility
      Any person or entity, whether or not currently a registered holder of ADC common stock, may participate in the Plan by enrolling in accordance with the procedures described in “Enrollment and Participation” below. We reserve the right to deny, modify, suspend or terminate participation by any person or entity. See “Other Information — Denial or Termination of Participation.”
Enrollment and Participation
      You may enroll in the Plan at any time by completing the Plan Authorization Form enclosed with this prospectus and returning it to the Plan Administrator at the address listed on the form.
      Shareowners. If you are a registered holder of ADC common stock, you must complete a Plan Authorization Form to participate in the Plan. If you are a beneficial owner of common stock whose only shares are held in names other than your own (e.g., by brokers, trustees or bank nominees), you must complete a Plan Authorization Form and either:
      (a) become a shareowner of record by having the shares registered in your name, or
      (b) become a shareowner of record by enrolling in the Plan in the same manner as a nonshareowner.
      Nonshareowners. If you are not a registered holder of ADC common stock, you must complete a Plan Authorization Form and pay a one-time account set-up fee of $10. You must also make an initial cash investment of at least $500 or authorize automatic monthly cash investments of at least $50.
Investments
      Initial Investment. If you are not a registered owner of common stock, you must include an initial cash investment of at least $500 with your completed Plan Authorization Form or authorize automatic monthly cash investments by electronic funds transfer of at least $50. For automatic monthly cash investments, your first investment of at least $50 must be made by check. In either case, you must also pay a one-time account set-up fee of $10. See “Enrollment and Participation” above. Initial investments and payment of the account set-up fee must be made by check or money order payable to “Computershare” in U.S. funds.
      Additional Investments. You may make additional investments at any time by personal check, money order or electronic funds transfer from a designated U.S. bank account. You may vary your investments from a minimum of $50 per investment up to a maximum of $250,000 per year. Initial investments are included in the year in which they are made for purposes of determining whether the $250,000 maximum has been reached.

      Initial and additional investments are invested in shares of common stock net of service fees as described below.
      Check or Money Order. Investments made by check or money order must be accompanied by a completed Plan Transaction Form and received by the Plan Administrator no later than one business day before an investment date to be invested on that investment date; otherwise, investments are held by the Plan Administrator for investment on the next investment date. Investments made by check or money order must be payable to “Computershare” in U.S. funds. Your check or money order must be sent to the address listed on your Plan statement. Checks or money orders sent to any other address will not be considered validly delivered.
      Electronic Funds Transfer. In addition to making investments by check or money order, you may authorize automatic monthly electronic funds transfers from a designated bank account. Your bank account is debited on the 15th day of each month or, if that day is not a business day, the business day next following the 15th day. Funds are invested within five business days following collection of the funds by the Plan Administrator. You do not receive any confirmation of the transfer of funds other than as reflected in the transaction statements described below and in your bank account statements.
      To authorize electronic funds transfers, complete and sign the automatic funds transfer section of the Plan Authorization Form and return it to the Plan Administrator together with a voided blank check or deposit slip for the account from which funds are to be transferred. Your automatic funds transfers will begin as soon as practicable after the Plan Administrator receives the Plan Authorization Form. You may change the amount of your monthly transfer or terminate your monthly transfer altogether by completing an ACH Enrollment Form and returning it to the Plan Administrator. To be effective with respect to a particular investment date, your change or termination request must be received by the Plan Administrator at least 15 business days before the investment date.
      Investment Dates. Cash payments will be invested promptly, but in no event later than five business days following receipt of the cash payment (except where deferral is necessary under applicable federal or state laws or regulations).
      No interest is paid on funds held by the Plan Administrator pending their investment in common stock. All investments, including the initial investment, are subject to the collection by the Plan Administrator of full face value in U.S. funds.
      Source of Shares. The shares you purchase under the Plan are authorized but unissued shares of common stock or common stock purchased by the Plan Administrator in the open market or in negotiated transactions. The Plan Administrator purchases shares in the open market or in negotiated transactions as soon as practicable (but in no event more than five business days) after receipt of your cash payment, subject to any waiting periods required under applicable securities laws or other regulations. We determine the source or sources of shares used to fulfill Plan requirements and, subject to certain regulatory restrictions on how often we can change our determination, we may change the source of shares from time to time without notice. We expect that generally all Plan purchases will be effected in open market transactions.
      Price of Shares. The purchase price per share of authorized but unissued common stock is the average of the high and low sale prices of the common stock (as quoted on the Nasdaq National Market) on the applicable investment date or, if Nasdaq is closed on the investment date, on the next preceding day Nasdaq is open. The price of shares purchased in the open market or in negotiated transactions is the weighted average price at which the shares are actually purchased for the applicable investment date. The Plan Administrator may in its discretion commingle your funds with other participants’ funds for the purpose of forwarding purchase orders and may offset purchase and sale orders for the same investment date by forwarding the net purchase or sale requirement. Because the prices at which shares are purchased under the Plan are determined as of specified dates or as of dates otherwise beyond your control, you may lose any advantage otherwise available from being able to select the timing of your investment.

Transaction Fee, Service Fees and Other Costs
      Account Set-Up. If you are not a registered holder of ADC common stock, including persons authorizing automatic monthly cash investments, you are charged a one-time account set-up fee of $10. The fee must be paid by check or money order and is due at the time of enrollment. The fee is in addition to the minimum initial cash investment.
      Transaction Fee. In addition to the service fees discussed below, you pay $0.05 for each share of common stock purchased for your Plan account in open market transactions, even if a Plan sale order is used to offset your order. You pay $0.15 for each share of common stock sold for your Plan account, even if a Plan purchase order is used to offset your order. We expect that generally all Plan purchases and sales will be affected in open market transactions. Transaction fees payable with respect to Plan purchases are deducted from the amount invested on your behalf. Transaction fees payable with respect to Plan sales are deducted from the proceeds payable to you.
      Service Fees. For each investment made by check or money order, you pay a service fee of $5, and for each investment made by automatic electronic funds transfer, you pay a service fee of $2. Investment service fees are in addition to transaction fees and are deducted from the amount invested on your behalf. You pay a service fee of $10 in connection with sales of your Plan shares. The service fee is in addition to transaction fees and is deducted from the proceeds payable to you from the sale of shares, including a fractional share.
      Fees Subject to Change. We may change from time to time the amount fees charged to you upon 30 days prior notice.
Account Statements
      The Plan Administrator will maintain an account for you and will send account statements to you as soon as practicable after each investment and after any transfer, sale or withdrawal of Plan shares. Your account will be credited with full and fractional shares, computed to three decimal places. The account statements provide you with records of purchases and sales and should be retained for tax purposes.
Uncertificated Shares
      Plan purchases are credited to your account and shown on your account statement. We have uncertificated shares so you will not receive certificates for your Plan shares.
Gifts of Shares and Share Transfers Within the Plan
      You may purchase shares of common stock for others by making investments on their behalf. To do this, you need only complete a Plan Authorization Form in the name of the recipient and return the completed form to the Plan Administrator together with the one-time account set-up fee of $10 and either an initial investment of at least $500 or an authorization for automatic monthly cash investments of at least $50. For automatic monthly cash investments, please remember to include a check for your first investment of at least $50 with your completed Plan Authorization Form.
      Your Plan shares also may be transferred to a Plan account of another person subject to compliance with any applicable laws. To do this, you must complete a Plan Transaction Form and return the completed Plan Transaction Form, together with an executed stock assignment, to the Plan Administrator. Your signature on the stock assignment must be medallion guaranteed by an eligible financial institution. The form of stock assignment can be obtained from the Plan Administrator. If the person to whom the shares are gifted or transferred is not a participant in the Plan, the Plan Administrator automatically will open an account for the person and enroll him or her in the Plan.
      You may not pledge or grant a security interest in Plan shares or transfer Plan shares outside of the Plan.

Sale of Shares
      You may sell some or all of your Plan shares by submitting the appropriate information on the Plan Transaction Form or by sending a written request to the Plan Administrator. Requests may be faxed to the Plan Administrator. The Plan Administrator may match or offset your sales orders against one or more purchase orders of other participants in the Plan. If not offset, the Plan Administrator will execute the order on your behalf in the open market or in a negotiated transaction. Sales orders generally are processed daily provided there is sufficient volume and the request is received on a business day when the Nasdaq market is open. If there is not sufficient volume, sales orders will be processed at least once per week. After settlement of the sale, the Plan Administrator will send you a check for the net proceeds of the sale. The proceeds you receive are based on the weighted average price at which the shares were sold less service fees charged by the Plan Administrator and applicable transfer taxes.
      You will not have the authority or power to direct the date or sales price at which Plan shares may be sold. Requests to sell Plan shares must indicate the number of shares to be sold and not the dollar amount to be attained. Any request that does not indicate clearly the number of Plan shares to be sold will be returned to you with no action taken. You should be aware that prices may fluctuate during the period between a request for a sale, receipt by the Plan Administrator of the request, and ultimate sale in the open market no later than five business days from the date of receipt by the Plan Administrator. You will bear the risk of a price change.
Termination
      You may terminate your participation in the Plan by submitting the appropriate information on a Plan Transaction Form or by sending a written request to the Plan Administrator. In addition, if you are a participant who makes investments by electronic funds transfers, your termination request must be received by the Plan Administrator at least 15 business days prior to the scheduled investment date to ensure that the request is effective as to the next investment.
      Upon termination of your participation in the Plan, unless you have requested on the Plan Transaction Form that some or all of your Plan shares be sold, the Plan Administrator will credit you with uncertificated shares representing the number of full shares in your Plan account and a check in the amount of the market value of any fractional share. If you so request on the Plan Transaction Form, the Plan Administrator will sell some or all Plan shares on your behalf. After settlement of the sale, the Plan Administrator will send you a check in the amount of the net proceeds of the sale (plus the market value of any fractional Plan share) and a direct registration advice representing any full Plan shares not sold. The net proceeds you receive are based on the weighted average price at which the shares were sold less fees charged by the Plan Administrator and applicable transfer taxes.
      After termination, you may re-enroll in the Plan by submitting a new Plan Authorization Form and complying with all other enrollment procedures (see “Enrollment and Participation”). In order to minimize unnecessary Plan administrative costs and to encourage use of the Plan as a long-term investment vehicle, we reserve the right to deny participation in the Plan to previous participants who we or the Plan Administrator believes have been excessive in their enrollment and termination.
Other Information
      Share Dividends and Stock Splits. Any shares distributable to you pursuant to a share dividend or stock split by ADC on shares registered in your name or credited to your account under the Plan will be added to your account and will not be mailed or delivered directly to you. If you send a notice of termination or a request to sell shares to the Plan Administrator between the record date and the payment date for a stock distribution, the request will not be processed until the stock distribution is credited to your account.
      Cash Dividends. ADC currently does not pay cash dividends with respect to the common stock. If in the future ADC declares a cash dividend with respect to the common stock, dividends paid on shares in your Plan account would be paid directly to you in the same manner as to shareowners who are not participants in the Plan.
      Voting Rights. Voting rights of shares purchased under the Plan commence upon settlement of the transaction, which normally is three business days after purchase.
      Voting of Plan Shares. For each meeting of shareowners, you will receive proxy materials that allow you to vote your Plan shares by proxy. Alternatively, you may vote your Plan shares in person at the meeting.
      Limitation of Liability. ADC and the Plan Administrator will not be liable for any good faith act or omission to act, including but not limited to any claim of liability:

(a)	arising out of the failure to terminate your account upon your death prior to the Plan Administrator’s receipt of notice in writing of your death,

(b)	with respect to the prices or times at which shares are purchased or sold, or

(c)	as to the value of the shares acquired for you.
      We reserve the right to interpret and regulate the Plan as we deem necessary or advisable in connection with the Plan’s operations.
      Modification or Termination of the Plan. We may suspend, modify or terminate the Plan at any time in whole or in part or with respect to your participation in the Plan in some jurisdictions. Notice of a suspension, modification or termination will be sent to all affected participants. No such event will affect any shares then credited to a participant’s account. If your participation in the Plan is terminated by us in whole or in part, you will receive all full Plan shares and a check in the amount of the market value of any fractional Plan share.
      Denial or Termination of Participation. At our direction, the Plan Administrator may terminate your participation in the Plan if you do not own at least one full share in your name or hold shares through the Plan. We also reserve the right to deny, modify, suspend or terminate participation in the Plan by otherwise eligible persons to the extent we deem it advisable or necessary in our discretion to comply with applicable laws or to eliminate practices that are not consistent with the purposes of the Plan. Participants whose participation in the Plan is terminated will receive all full Plan shares and a check in the amount of the market value of any fractional Plan share.
      Insufficient Funds Policy. In the event that any check is returned to the Plan Administrator unpaid for any reason, the Plan Administrator will consider the request for investment of such money null and void and will remove from your account Plan shares, if any, purchased upon the prior credit of such money. The Plan Administrator will be entitled to sell these shares to satisfy any uncollected amounts plus any applicable fees. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of such uncollected amounts, the Plan Administrator will be entitled to sell such additional shares from your account as are necessary to satisfy the uncollected balance.
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      The information set forth below summarizes certain U.S. federal income tax consequences of participation in the Plan. The information is not intended to be a complete description of all such consequences, nor is it intended to be a description of any kind of the state, local or foreign tax consequences of participation in the Plan. The description of federal income tax consequences may be affected by future legislation, Internal Revenue Service rulings and regulations and/or court decisions. For that reason, you should consult your own tax advisor with respect to the federal income tax consequences, as well as the state, local and foreign income tax consequences, of participation in the Plan.

      Cost Basis of Shares. For federal income tax purposes, the cost basis of shares purchased with your cash investments is the purchase price of the shares plus any fees paid by you in connection with open market purchases.
      Gains and Losses from the Sale of Shares. You do not realize any taxable income from the issuance of a direct registration advice representing Plan shares. You may realize gain or loss, however, at the time the shares are sold by the Plan Administrator or by you after you withdraw your shares from the Plan. The amount of realized gain or loss, if any, is based on the difference between the amount you receive for the shares and the cost basis of the shares.
      IRS Reports. If, at your request, the Plan Administrator sells Plan shares for you, the Plan Administrator will report the proceeds from the sale to you and the Internal Revenue Service on Form 1099-B.
FORWARD-LOOKING STATEMENTS
      This prospectus contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements represent our expectations or beliefs concerning future events, including any statements regarding:

•	future sales and cost reductions, profit percentages, realization of deferred tax assets, earnings per share or other results of operations;

•	the continuation of historical patterns and trends such as seasonality in the buying pattern of our customers;

•	the sufficiency of our cash balances and cash generated from operating and financing activities for our future liquidity and capital resource needs;

•	the occurrence or impact of consolidation among our customers or competitors;

•	the effect of legal and regulatory developments; and

•	the economy in general or the future of the communications equipment and communications services industries on our business.
      Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, some of which are included in this prospectus under “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described as anticipated, believed, estimated, or expected. We do not intend to update these forward-looking statements after the post-effective amendment to the registration statement of which this prospectus forms a part becomes effective.
USE OF PROCEEDS
      The proceeds from the sales, if any, of authorized but unissued common stock under the Plan are expected to be used for general corporate purposes. We have no basis for estimating either the number of shares of common stock that will ultimately be sold under the Plan or the prices at which the shares will be sold. We will not receive any proceeds when shares of common stock are purchased under the Plan in the open market.
LEGAL MATTERS
      The validity of the issuance of the securities offered by this prospectus has been passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota.

EXPERTS
      Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended October 31, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of October 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance upon Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and special reports, proxy statements and other information with the with the Securities and Exchange Commission (“SEC”). You may read and copy these documents at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers like us that file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov. Copies of our SEC filings are also available through our website (www.adc.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC.
      This prospectus is part of a Registration Statement on Form S-3 that we filed with the SEC to register the shares offered under the Plan. As allowed by SEC rules, this prospectus does not contain all of the information that is required to be in the registration statement and the exhibits and schedules to the registration statement. For further information regarding ADC Telecommunications, Inc., investors should refer to the registration statement and its exhibits and schedules. A copy of the registration statement may be inspected, without charge, at the offices of the SEC at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, DC 20549, upon the payment of any fees required by the SEC. The registration statement is also available on the SEC’s web site at http://www.sec.gov.
INCORPORATION OF DOCUMENTS BY REFERENCE
      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

•	Our Annual Report on Form 10-K for the fiscal year ended October 31, 2005;

•	Our Current Reports on Form 8-K filed on November 3, 2005, November 7, 2005, November 23, 2005 and December 13, 2005; and

•	The description of our common stock and stock purchase rights contained in any Registration Statement on Form 8-A we filed and any amendment or report filed for the purpose of updating this description.

      We will provide, at no cost to you, upon your written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus (other than exhibits, unless such exhibits are specifically incorporated by reference into such documents) and any report, proxy statement or other communication distributed by us to our shareowners generally. Please direct your requests for copies to the following address and telephone number:

ADC Telecommunications, Inc.
P.O. Box 1101
Minneapolis, Minnesota 55440-1101
Attention: Investor Relations
(952) 917-0991
investor@adc.com
www.adc.com/investor

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on cover page of this prospectus or any supplement. Our business, financial conditions, results of operations and prospectus may have changed since that date.

      Neither the delivery of this prospectus nor any sales under it shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus. No dealer, broker, sales representative or any other person has been authorized to give any information or to make any representations, other than those contained in this prospectus, in connection with the offering contained in this prospectus, and information or representations not contained in it, if given or made, must not be relied upon as having been authorized by us. This prospectus does not constitute an offering in any state or jurisdiction in which the offering may not lawfully be made.

PROSPECTUS
ADC TELECOMMUNICATIONS, INC.
ADCInvestDirect
A direct stock purchase plan for ADC